09041082

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AB* 5/29

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28228

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2008 (MM/DD/YY) AND ENDING 03/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMMERCE SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

710 North Post Oak Road, Suite 400
(No. and Street)

Houston (City) | Texas (State) | 77024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Gilman 713-613-2914
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Briggs & Veselka Co.
(Name – *if individual, state last, first, middle name*)

6575 West Loop South, Suite 700 (Address) | Bellaire (City) | Texas (State) | 77401 (Zip Code)

SEC Processing Section
MAY 28 2009
...ngton, DC
122

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George Gilman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMMERCE SECURITIES CORPORATION, as of March 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA J. SLATER
MY COMMISSION EXPIRES
April 11, 2013

Signature

President

Title

Barbara J. Slater

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in CASH FLOWS.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Commerce Securities Corporation and Subsidiary

Consolidated Statement of Financial Condition

For the Fiscal Year Ended March 31, 2009

CONTENTS

Briggs & Veselka Co.
A PROFESSIONAL CORPORATION
Certified Public Accountants and Business Advisors

To the Board of Directors
Commerce Securities Corporation and Subsidiary
Houston, Texas

Independent Auditor's Report

We have audited the accompanying consolidated statement of financial condition of Commerce Securities Corporation and Subsidiary (the "Company") as of March 31, 2009. The consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Commerce Securities Corporation and Subsidiary as of March 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Briggs & Veselka Co.

Briggs & Veselka Co.
A Professional Corporation
Certified Public Accountants

May 26, 2009

HOUSTON OFFICE 713.667.9147 Tel. ■ 713.667.1697 Fax
6575 West Loop South, Suite 700 ■ Bellaire, Texas 77401 ■ www.bvccpa.com

COMMERCE SECURITIES CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2009

ASSETS

Cash and cash equivalents	$	12,744
Investment in equity securities, at fair value		228,795
Furniture and equipment, net of accumulated depreciation of $10,595		746
Note receivable - related party		25,000
Prepaid expense		164
Deferred federal income tax		18,270
Other assets		2,767
TOTAL ASSETS	$	288,486

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accrued liabilities	$	4,031
TOTAL LIABILITIES		4,031
STOCKHOLDERS' EQUITY		
Common stock; $1 par value; 1,000,000 shares authorized, 14,950 shares issued and 10,825 shares outstanding		14,950
Additional paid-in capital		91,666
Accumulated other comprehensive loss, net of tax of $18,092		(103,058)
Retained earnings		373,460
Treasury stock, at cost 4,125 shares		(92,563)
TOTAL STOCKHOLDERS' EQUITY		284,455
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	288,486

The accompanying notes are an integral part of this consolidated statement of financial condition.

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Commerce Securities Corporation and Subsidiary (the "Company") commenced operations in November 1982 and is a broker/dealer in securities pursuant to the rules and regulations of the National Association of Securities Dealers, Inc. and the Securities and Exchange Commission. The Company's primary business consists of consulting services, private placements and mergers, and acquisitions. During 2002, the Company formed a wholly-owned subsidiary, Commerce Capital Investments, Inc., whose purpose is to hold investments for Commerce Securities Corporation.

Significant Accounting Policies

A. Principles of Consolidation

The consolidated statement of financial condition includes accounts of Commerce Securities Corporation and its subsidiary. All significant intercompany transactions have been eliminated.

B. Cash and Cash Equivalents

Cash and cash equivalents includes cash and highly liquid investments with original maturities of three (3) months or less.

C. Investments

The Company's investment in marketable equity securities are classified as available-for-sale and are carried in the consolidated statement of financial condition at fair value. Realized gains and losses are included in earnings; unrealized holding gains and losses are reported in other comprehensive income *(Sub-note G).*

D. Income Taxes

The Company accounts for income taxes under the assets and liabilities method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Significant Accounting Policies (Continued)

D. Income Taxes (Continued)

Also, for income tax reporting, unrealized gains and losses on available-for-sale marketable securities are not included in taxable income. As a result, the basis of marketable securities for financial reporting differs from the tax basis by the cumulative amount of unrealized holding gains and losses. Deferred income taxes have been recorded for the difference, which will be taxable or deductible in future periods when the securities are sold.

The Company has elected to defer the provisions of FIN 48, "*Accounting for Income Taxes*", under the provisions of FSP FIN 48-3. The Company uses a FAS 5, "*Loss Contingencies*", approach for evaluating uncertain tax positions.

E. State Margin Taxes

In May 2006, the State of Texas enacted a tax bill that replaced the existing franchise tax with a margin tax. Effective January 1, 2007, the margin tax applies to legal entities conducting business in Texas, including previously nontaxable entities. The tax is calculated by applying a tax rate to a base that considers both revenues and expenses and, therefore, has the characteristics of an income tax. At March 31, 2009, the Company did not have any accrual for margin tax.

F. Furniture and Equipment

Furniture and equipment are stated at cost. The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is calculated on the straight-line method for financial reporting purposes and on the accelerated methods for income tax purposes. Depreciation expense at March 31, 2009 amounted to $229.

G. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Significant Accounting Policies (Continued)

H. Fair Value of Financial Instruments

Effective April 1, 2008, the Company adopted the provisions of SFAS 157, "*Fair Value Measurements*" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, "*Effective Date of FASB Statement No. 157,*" which delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Therefore, the Company adopted the provisions of SFAS 157 with respect to its financial assets and liabilities only.

Under SFAS 157, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under SFAS 157 must maximize the use of observable inputs and minimize the use of unobservable inputs. SFAS 157 describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:

- Level 1 – Quoted prices in active markets for identical assets or liabilities.
- Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At March 31, 2009, the Company has Level 1 marketable securities which are measured at fair value on a recurring basis (*Note 2*).

NOTE 2 – INVESTMENT IN EQUITY SECURITIES

The cost, unrealized gain and estimated fair value of the Company's investment in equity securities at March 31, 2009 are as follows:

	Cost	Unrealized Loss	Estimated Fair Value
EQUITY SECURITIES	$ 349,945	$ (121,150)	$ 228,795

NOTE 3 – INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment date.

The deferred taxes at March 31, 2009, consist of a deferred tax liability of $18,270 relating primarily to temporary differences arising from unrealized gains on investment securities.

The Company's effective tax rate differs from the statutory rate of thirty-four percent (34%) primarily due to the effect of graduated income tax rates.

NOTE 4 – MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At March 31, 2009, the Company had computed regulatory net capital of $182,974, which exceeded its required net capital of $5,000 by $177,974. The Company's aggregate indebtedness to net capital ratio was two percent (2%).

NOTE 5 – LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of March 31, 2009, the Company had no liabilities subordinated to claims of general creditors.

NOTE 6 – RELATED PARTY TRANSACTION

As of March 31, 2009, Commerce Securities Corporation has note receivable from a company managed by the Vice President of Commerce Securities, hence, that company is considered to be a related party. The outstanding balance at March 31, 2009 was $25,000.

NOTE 7 – CONCENTRATIONS

The Company generally maintains its excess cash in deposits with major banks and balances often exceed the levels provided for by federal depository insurance. At March 31, 2009, the Company's uninsured cash balances totaled $-0-. The Company monitors the stability of the financial institution on an ongoing basis.

NOTE 8 – EXEMPTION PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(i), in which it carries no margin accounts, promptly transmits all customer funds and delivers securities received, does not otherwise hold funds or securities for, or owe money or securities to, customers, and effectuates all financial transactions with customers through one or more bank accounts, each designated as "special account for the exclusive benefit of customers of Commerce Securities Corporation."